82-34663

美富律師事務所
香港及國際律師

MORRISON & FOERSTER

SOLICITORS & INTERNATIONAL LAWYERS

ENTERTAINMENT BUILDING, 21/F
30 QUEEN'S ROAD CENTRAL, HONG KONG
TELEPHONE (852) 2585-0888
FACSIMILE (852) 2585-0800

SAN FRANCISCO
LOS ANGELES
DENVER
PALO ALTO
WALNUT CREEK
SACRAMENTO
CENTURY CITY
ORANGE COUNTY
SAN DIEGO

NEW YORK
WASHINGTON, D.C.
NORTHERN VIRGINIA
TOKYO



03050325

April 22, 2003

Writer's Direct Contact
852-2585-0836
vtan@mofo.com

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
APR 2 4 2003
WASH., D.C.
207
SECTION

SUPPL

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

RE: Angang New Steel Company Limited (the "Company")
Rule 12g3-2(b) Materials
Registration No. ~~333-100840~~

Dear Sirs and Madams,

On behalf of our client, Angang New Steel Company Limited (the "Company"), I enclose the following materials pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company:

1. An announcement dated January 14, 2003 in respect of the acquisition of certain land use rights from related parties;

2. An announcement dated February 17, 2003 in respect of an adjustment in the depreciation rates for fixed assets;

3. An announcement dated March 17, 2003 in respect of the establishment of a joint venture with a related party; and

4. An announcement dated March 31, 2003 containing details of the 2002 financial results.

dlw 5/14

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to us.

Sincerely yours,



Venantius Tan
Morrison & Foerster

Encl.
c.c. client



鞍鋼新軋鋼股份有限公司
ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

CONNECTED TRANSACTION

On 14th January, 2003, the Company entered into the Transfer Agreement with Angang Holding pursuant to which the Company agreed to acquire the land use rights of three pieces of land located in Tie Xi District, Anshan City, Liaoning Province, the PRC and the title to six buildings situated on the Land from Angang Holding for a total consideration of RMB150,914,787 (equivalent to approximately HK$142,372,441). The Land consists of a total area of approximately 335,134 square metres and the total gross floor area of the Buildings is approximately 6,350 square metres.

Angang Holding is a connected person of the Company (as explained below) and the transaction constitutes a connected transaction of the Company under the Listing Rules.

A. **THE TRANSFER AGREEMENT**

1. Date of the Transfer Agreement: 14th January, 2003

2. Parties: the Company (as purchaser) and Angang Holding (as seller).

3. Assets Purchased: the land use rights of the following

Items	Land Area *(square metres)*	Location	Valuation *(RMB'000)* ('y PRC domestic valuer	by Sallmanns

The Buildings have been valued by 東方資產評估事務所有限公司 (Dong Fang Assets Valuation Co., Ltd.), an independent valuer, in the PRC as at 30th November, 2002 at RMB5,131,587 (equivalent to approximately HK$4,841,120). They have also been valued by Sallmanns as at 30th November, 2002 at RMB5,160,000 (equivalent to approximately HK$4,867,925).

C. **REASONS OF THE ACQUISITION**

1. **Land and Buildings acquired for the improvement and expansion of the production facilities at the Cold Rolling Plant**

   The first piece of land with an area of approximately 217,807 square metres proposed to be acquired by the Company will be applied to improve and expand the Cold Rolling Plant. The improvement and expansion works of the Cold Rolling Plant is one of the projects financed by the proceeds from the Company's issuance of the convertible debentures which raised approximately RMB1,500,000,000 in early 2000. Completion of the improvement and expansion project would enable the Company to increase its annual production of cold rolled sheets by 1,000,000 tonnes to 2,500,000 tonnes.

   The Buildings proposed to be acquired by the Company will be mainly used as office buildings and warehouse for spare parts in respect of the improvement and expansion works of the Cold Rolling Plant.

   As the improveme(id expansion works of the Cold Rolling Plant is one of the projects

	(square metres)		(RMB'000) by PRC domestic valuer	by Sallmanns
1	217,806.6	800 metres from the Large Section Plant	94,745.9	94,750.0
2	62,114.1	Adjacent to the Cold Rolling Plant	27,019.6	27,020.0
3	55,213.1	Adjacent to the Large Section Plant	24,017.7	24,020.0
Total	335,133.8		145,783.2	145,790.0

Note: The three pieces of land described above are located in Tie Xi District, Anshan City, Liaoning Province and were previously occupied by Angang Holding

The Anshan City government granted to Angang Holding, on 31st July, 2002, the land use rights in respect of the Land for a period of 50 years commencing from 31st July, 2002. The Land is comprised of flat lands which are supplied with such utilities and infrastructures as water, drainage, electricity, telecommunications, roads, heat and coal gas.

The Buildings constructed on the first piece of land described above with a total gross floor area of 6,350.1 square metres will also be purchased by the Company. They have been valued by a domestic valuer at RMB5,131,587 (equivalent to approximately HK$4,841,120). The Buildings include office buildings, a warehouse for spare parts and others.

4. **Consideration:** The consideration amounted to RMB150,914,787 (equivalent to approximately HK$142,372,441). The consideration is equivalent to the aggregate of the valuations of the Land and the Buildings valued by domestic valuers as described below. The consideration will be paid in cash within 90 days after the transfer of the land use rights of the Land and the title to the Buildings to the Company.

B. VALUATION OF THE LAND AND BUILDINGS

The Land has been valued by Guo Di Assets Valuation Co., LTD., an independent valuer, in the PRC as at 31st May, 2002 at an aggregate value of approximately RMB145,783,200 (equivalent to approximately HK$137,531,321), equivalent to approximately RMB435 per square metre (equivalent to approximately HK$410 per square metre). The Land has also been valued by Sallmanns, an independent valuer, as at 30th November, 2002 at an aggregate value of approximately RMB145,790,000 (equivalent to approximately HK$137,537,736).

works of the Cold Rolling Plant.

As the improvement and expansion works of the Cold Rolling Plant is one of the projects of the issuance of convertible debentures of the Company, the acquisition of the land and the Buildings will be financed by the proceeds from issue of the convertible debentures.

2. **Land acquired for the construction of the Galvanised Steel Production Line**

The second piece of land with an area of approximately 62,114 square metres proposed to be acquired by the Company will be applied for the construction of the Galvanised Steel Production Line. The construction of Galvanised Steel Production Line is intended for intensive processing of the Company's cold rolled sheets in order to enhance the added value of its products. Completion of such construction would enable the Company to increase its annual production capacity of galvanised steel by 800,000 tonnes.

The acquisition of the land will be financed by cash generated from the business operations of the Company.

3. **Land acquired for the improvement of the production facilities at the Large Section Plant**

The third piece of land with an area of approximately 55,213 square metres proposed to be acquired by the Company will be applied for the improvement of the production facilities at the Large Section Plant. The improvement project mainly comprises of the acquisition of an additional rolling machine and the renovation work for the comprehensive rolling machine at the Large Section Plant. The improvement project is estimated to cost approximately RMB500,000,000 (equivalent to approximately HK$471,698,113). As at 31st December, 2001, the Company had invested RMB193,181,000 (approximately HK$182,246,226) for the improvement project. Upon completion, the annual production capacity of the Large Section Plant will reach 800,000 tonnes of high speed heavy rails and various high quality section steel and 1,000,000 tonnes of steel billets. Completion of the project is expected to take place in 2003.

The acquisition of the land will be financed by cash generated from the business operations of the Company.

D. APPROVALS

Angang Holding has submitted the report of the valuation of the Land to the State-owned Land Department of the Liaoning Province of the PRC. It has paid all the land transfer price in respect of the Land and has obtained all the necessary government approvals to the disposal of the Land. The acquisition is subject to the approval of the Board. In addition, the Company can only apply and obtain the long-term title certificate for the Land and the Buildings after the acquisition being approved by the Board.



鞍鋼新軋鋼股份有限公司
ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

CONNECTED TRANSACTION

The Board has resolved to approve the signing of the Transfer Agreement. The votes of Messrs. Liu Jie, Cai Deng Lou and Yu Wan Yuan, Directors, who are also members of the senior management of Angang Holding, were not counted. All the remaining ten Directors, including the Independent Directors, have signed their written consents.

E. OPINIONS OF THE INDEPENDENT DIRECTORS

The Independent Directors consider the following:

1. The terms of the Transfer Agreement are fair and reasonable;

2. The acquisition by the Company of the land use rights of the Land and the Buildings from Angang Holding will improve and expand the production facilities, increase the production capacities of the Company and enhance the quality and competitiveness of its products; and

3. The land use rights proposed to be acquired by the Company from Angang Holding had been valued by chartered surveyors and the domestic valuation report was submitted to the State-owned Land Department of Liaoning Province. The Buildings have also been valued by a qualified valuer. The consideration for the acquisition of the Land and the Buildings is arrived at based on their valuation.

The Directors including the Independent Directors believe that the connected transaction is

"Cold Rolling Plant"	a cold rolling steel plant situated at Tie Xi District, Anshan City, Liaoning Province, the PRC with an annual production capacity of 1,500,000 tonnes and wholly owned by the Company
"Company"	鞍鋼新軋鋼股份有限公司 (Angang New Steel Company Limited), a joint stock limited company with limited liability incorporated in the PRC on 8th May, 1997
"Directors"	the directors of the Company
"Galvanised Steel Production Line"	a galvanised steel sheet production line situated at Tie Xi District, Anshan City, Liaoning Province, the PRC with an annual production capacity of galvanised steel of 800,000 tonnes and colour coating steel of 150,000 tonnes upon completion of construction and wholly owned by the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong dollars" or "HK$" and "cents"	Hong Kong dollars and cents, respectively, the lawful currency of Hong Kong
"Independent Directors"	independent non-executive Directors appointed pursuant to the requirements under the Listing Rules, who are Liu Yong Ze, Yang Tianjun

and the Buildings is arrived at based on their valuations.

The Directors including the Independent Directors believe that the connected transaction is fair, reasonable and on normal commercial term and in the interests of the Company and the shareholders as a whole.

F. GENERAL INFORMATION

Angang Holding, the controlling shareholder of the Company, is a State-owned enterprise registered in Anshan, the PRC. It is principally engaged in the production and sale of steel and metallic products. Based on the information provided by Angang Holding, its unaudited net assets and net profit as at 31st December, 2001 amounted to RMB28,931,180,000 and RMB71,660,000 respectively as prepared under the PRC accounting standards. Unaudited revenue from principal operations for the three years ended 31st December, 2001 amounted to RMB16,834,010,000, RMB20,589,000,000 and RMB20,015,390,000 respectively as prepared under the PRC accounting standards. Angang Holding has not been subject to any administrative penalties, criminal prosecutions nor involved in any material civil litigation or arbitration relating to commercial disputes in the past five year.

Angang Holding holds approximately 44.56 per cent. of the registered share capital of the Company and is a connected person of the Company as defined under the Listing Rules. The Transfer Agreement constitutes a connected transaction of the Company as defined under Chapter 14 of the Listing Rules. The total consideration of the acquisition of the Land and the Buildings will not exceed three per cent. of the net tangible asset value of the Company as at 31st December, 2001 and therefore the connected transaction falls within rule 14.25(1) of the Listing Rules. The Company is accordingly required to disclose the connected transaction by way of a press notice and details of the Transfer Agreement will be included in the next published annual report of the Company for the year ended 31st December, 2002.

TERMS USED IN THIS ANNOUNCEMENT

"Angang Holding"	鞍山鋼鐵集團有限公司 (Anshan Iron & Steel Group Complex), a state-owned enterprise established in Anshan City, the Liaoning Province, the PRC, which holds approximately 44.56 per cent. of the registered share capital of the Company
"Board"	the board of Directors
"Buildings"	the six buildings details of which are described in paragraph 3 of section A in this announcement
"Independent Directors"	independent non-executive Directors appointed pursuant to the requirements under the Listing Rules, who are Liu Yong Ze, Yang Tianjun and Venantius Tan
"Land"	three pieces of land located in Tie Xi District, Anshan City, Liaoning Province, the PRC, details of which are described in paragraph 3 of Section A in this announcement
"Large Section Plant"	a large section steel rolling plant situated at Tie Xi District, Anshan City, Liaoning Province, the PRC with an annual production capacity of 800,000 tonnes and wholly owned by the Company
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China which, for the purpose of this announcement, does not include Hong Kong, Macau and Taiwan
"RMB"	Renminbi yuan, the lawful currency of the PRC
"Sallmanns"	Sallmanns (Far East) Limited, chartered surveyors, valuer for the Land and the Buildings
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transfer Agreement"	the transfer agreement dated 14th January, 2003 entered into by the Company with Angang Holding in respect of the sale and purchase of the Land and the Buildings

Unless otherwise specified, conversion of RMB into HK$ is based on the exchange rate of HK$1.00 = RMB1.06.

By order of the Board
Angang New Steel Company Limited
Fu Ji Hui
Company Secretary

Anshan City
Liaoning Province, the PRC
14th January, 2003

2



ANGANG NEW STEEL COMPANY LIMITED
鞍鋼新軋鋼股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF BOARD RESOLUTION PASSED IN RELATION TO ADJUSTMENT IN THE DEPRECIATION RATES FOR FIXED ASSETS

The board of directors (the "Board") of Angang New Steel Company Limited (the "Company") announces that a resolution in respect of adjustment to the depreciation rates for fixed assets of the Company was approved by the Board on 17 February, 2003. This announcement is made pursuant to the disclosure obligation under paragraph 2(2) of the Listing Agreement as an announcement will be made in the People's Republic of China (the "PRC") pursuant to the requirement of the Shenzhen Stock Exchange.

On 17 February, 2003, a board resolution of the Board was approved in writing. Of the 13 directors of the Company ("Directors"), 12 Directors executed the written resolution, and therefore lawfully and validly passing the resolution in accordance with the relevant provisions of the Company Law and articles of association of the Company. The resolution approved the proposal for the adjustment of the depreciation rates for the fixed assets of the Company. The new depreciation rates will be effective from 1 January, 2003.

In order to enhance the competitiveness of the Company's products and increase the sources of capital for technological upgrading and after taking into account the current conditions of the Company's equipment and the rates of depreciation applied in the industry, the Company proposed to make adjustment in the depreciation rates of its fixed assets. Such adjustment proposal is set out below:

Classification of assets		Depreciation rate per annum Current depreciation rate (%)	Depreciation rate after adjustment (%)
Housing	Production related	3.23	3.25
	Non production related	2.43	2.80
Buildings	Production related	5.39	5.40
	Non production related	4.41	4.85
Machinery	Production related	7.75	10.00
	Non production related	6.47	10.00
Motors	Production related	6.93	8.90
	Non production related	6.06	6.90
Transportation	Production related	8.82	9.70
	Non production related	8.08	8.10
Transmitters	Production related	3.88	6.50
	Non production related	3.88	6.50
Tools and instruments	Production related	9.70	13.86
	Non production related	9.70	13.86
Management equipment	Production related	19.36	19.40
	Non production related	19.40	19.40

After making the adjustments to the depreciation rates, it is estimated that, based on the total fixed assets of the Company in 2003, the provision for depreciation for 2003 will increase by approximately RMB103 million compared to 2002 according to both international and PRC accounting standards.

By order of the Board
Angang New Steel Company Limited
Fu Ji Hui
Company Secretary

17 February, 2003



ANGANG NEW STEEL COMPANY LIMITED
鞍鋼新軋鋼股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTION
ESTABLISHMENT OF A NEW JOINT VENTURE

The board of directors (the "Board") of Angang New Steel Company Limited (the "Company") announce that on 17 March, 2003, the Company entered into a joint venture contract (the "Joint Venture Contract") with 鞍鋼集團國際經濟貿易公司 (Angang International Trading (Group) Company) ("AITG") and Angang New Steel and Iron Company Limited ("ANSI") for the establishment of 鞍鋼瀋陽鋼材加工配送有限公司 (Angang Shenyang Steel Product Processing & Distribution Company Limited) ("JVCo"), an equity joint venture company in the People's Republic of China (the "PRC"). *Each of AITG and* ANSI is a connected person of the Company by virtue of it being a subsidiary of Anshan Iron & Steel Group Complex ("Angang Holding") which is the controlling shareholder of the Company holding a 44.56 *per cent.* interest in the Company. The entering into of the Joint Venture Contract therefore constitutes a connected transaction for the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

As the Company's proportion of the total investment in the Joint Venture Company is below 3 per cent. of the Company's net tangible assets, the connected transactions is required to be disclosed by way of a press announcement under Rule 14.25(1) of the Listing Rules. Details of the Joint Venture Contract will also be included in the Company's next published annual report and accounts in accordance with Rules 14.25(1)(A) to (D) of the Listing Rules.

This announcement is made pursuant to the disclosure obligations under Rule 14.25 of the Listing Rules and paragraph 2(2) of the Listing Agreement as an announcement will be made in the PRC pursuant to the requirement of the Shenzhen Stock Exchange.

On 17 March 2003, the Board resolved to approve the execution of the Joint Venture Contract by the Company with AITG and ANSI. The votes of Mr. Liu Jie, Mr. Cai Denglou and Mr. Yu Wanyuan, who are senior management of the joint venture parties, were not counted. All of the remaining nine directors, including the three independent directors of the Company have executed the written resolution in respect thereof.

I. THE JOINT VENTURE CONTRACT

Date: 17 March, 2003

Parties: (i) the Company;
(ii) AITG, a wholly owned subsidiary of Angang Holding; and

The Board believes that the establishment of the JVCo in Shenyang city could increase the market share of the Company, thereby enhancing the returns for the Company from such investment. JVCo will become an associated company of the Company after its establishment.

IV. INFORMATION REGARDING THE OTHER JOINT VENTURE PARTNERS

AITG is a wholly-owned subsidiary of Angang Holding, the controlling shareholder of the Company. AITG was established in Anshan City in June 2000. Its legal representative is Mr. Liu Jie with registered capital of RMB346.12 million. The principal operations of AITG include sales of self-manufacturing products and distribution of various products. As at the end of 2002, net assets of AITG amounted to RMB396.9 million and net profit amounted to RMB11.42 million.

ANSI is a subsidiary of Angang Holding, the controlling shareholder of the Company. ANSI was established in Anshan City as a limited liability company in December 2000. Its legal representative is Mr. Liu Jie with registered capital of RMB17,867.11 million. The principal operations of ANSI include mining of iron, smelting of ferrous metal and steel processing. As at the end of 2002, net assets of ANSI amounted to RMB18,493.26 million and net profit amounted to RMB524.71 million.

V. OPINIONS OF THE INDEPENDENT DIRECTORS OF THE COMPANY

The *independent* directors of the Company are of the opinion that:

(1) the terms of the Joint Venture Contract in respect of the construction of the steel shearing and distribution centre are fair and reasonable;

(2) the investment in respect of the establishment of JVCo will increase and consolidate the market share of the Company in the northeastern region of the PRC and enhance its competitiveness; and

(3) the investment is in the interest of the Company and *not detrimental* to the interests of independent shareholders of the Company.

Accordingly, the connected transaction is fair and reasonable and in the interests of the Company and its shareholders as a whole and is not detrimental to the interests of those who have medium size shareholdings and minority shareholders of the Company.

Date:	17 March, 2003
Parties:	(i) the Company; (ii) AITG, a wholly owned subsidiary of Angang Holding; and (iii) ANSI, a subsidiary of Angang Holding.
Description of JVCo:	a limited liability company to be established in the PRC with a registered capital of RMB48 million.
Business of JVCo:	principally engaged in the processing, sales, warehousing and delivering of steel.
Total Investment:	RMB48 million
Contribution:	(i) the Company, as to RMB14.4 million, representing 30% of the total investment, by way of cash; (ii) AITG as to RMB19.2 million, representing 40% of the total investment, by way of cash; and (iii) ANSI as to RMB14.4 million, representing 30% of the total investment, by way of cash.
Legal Representative of JVCo:	Mr. Zhao Guang Jie
Profit sharing of the JVCo:	profits will be shared between the parties in the same proportion as their capital contribution to the JVCo.
Liabilities of joint venture parties:	the liabilities of the joint venture parties to the JVCo are limited to their respective capital contribution. The JVCo shall undertake liabilities to the extent of all of its assets. The JVCo possesses the capacity as an independent legal entity.
Board composition:	the board of JVCo will comprise 7 members, all of which will be elected by the joint venture parties. No fixed number of nomination of directors by each joint venture parties was determined.
Finance of investment by the Company:	Investment by the Company will be financed by internal source.

II. INTENTION IN RESPECT OF JVCO

The capital contributions will be mainly used to construct three shearing lines, plants and ancillary facilities for the purposes of processing hot-rolled plates, cold-rolled plates, galvanized steel sheets and colour coating steel sheets. The annual processing capacity of hot-rolled plates and cold-rolled plates (including galvanized steel sheets and colour coating steel sheets) is expected to be 200,000 tonnes and 150,000 tonnes respectively, with an aggregate annual processing capacity of 350,000 tonnes.

III. BACKGROUND TO THE ESTABLISHMENT OF JVCO

Upon PRC's accession to the World Trade Organization, the Company is facing increasingly strong market competition in the PRC. The establishment of the JVCo is as an essential means for the Company to seize market share and enhance its sales. In recent years, the steel products sold by Japan, Germany and the United States through their processing and distribution centres accounted for approximately 75 per cent. of the total sales of steel products. In addition, enterprises which specialize in processing of steel products in Japan and Korea have been attempting to enter the PRC market. The city of Shenyang is the hub of the northeastern region of the PRC. The construction of a steel shearing and distribution centre in Shenyang city will not only help to satisfy the demand of customers, but will also increase and consolidate the market share of the Company in the northeastern region of the PRC in light of the challenge posted by overseas companies as mentioned above.

Accordingly, the connected transaction is fair and reasonable and in the interests of the Company and its shareholders as a whole and is not detrimental to the interests of those who have medium size shareholdings and minority shareholders of the Company.

VI. GENERAL INFORMATION

Each of AITG and ANSI is a connected person of the Company by virtue of it being a subsidiary of Angang Holding. The entering into of the Joint Venture Contract therefore constitutes a connected transaction for the Company under the Listing Rules.

As the Company's proportion of the total investment in the Joint Venture Company is below 3 per cent. of the Company's net tangible assets, connected transactions is required to be disclosed by way of a press announcement under Rule 14.25(1) of the Listing Rules. Details of the Joint Venture Contract will also be included in the Company's next published annual report and accounts in accordance with Rules 14.25(1)(A) to (D) of the Listing Rules.

This announcement is made pursuant to the disclosure obligations under Rule 14.25 of the Listing Rules and paragraph 2(2) of the Listing Agreement as an announcement will be made in the PRC pursuant to the requirement of the Shenzhen Stock Exchange.

By order of the Board
Fu Jihui
Company Secretary

Anshan City
Liaoning Province, the PRC
17 March, 2003

ANNOUNCEMENT FOR THE WRITTEN RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS

On 17 March 2003, a board resolution was approved in writing that the establishment of 鞍鋼瀋陽鋼材加工配送有限公司 (Angang Shenyang Steel Product Processing & Distribution Company Limited) jointly by Angang New Steel Company Limited (the "Company") with 鞍鋼集團國際經濟貿易公司 (Angang International Trading (Group) Company) and Angang New Steel and Iron Company Limited and the signing of the joint venture contract were approved. The Company will hold 30% equity interest therein with a capital contribution of RMB14.4 million, which will be financed by internal source of the Company.

The Company currently has 13 directors. The votes of Messrs. Liu Jie, Cai Deng Lou and Yu Wan Yuan, who are directors of the joint venture parties, were not counted. All the remaining nine directors of the Company have executed the written resolution, which complied with the provisions of the Company Law of the People's Republic of China and the articles of association of the Company. The resolution was lawful and validity passed.

Board of Directors
Angang New Steel Company Limited

Anshan City
Liaoning Province, the PRC
17 March, 2003



鞍鋼新軋鋼股份有限公司
ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2002 ANNUAL RESULTS ANNOUNCEMENT

The Board of Directors of Angang New Steel Company Limited (the "Company") and the directors jointly and severally accepts full responsibility for the accuracy and completeness of the information contained in this announcement and confirms that the information contained in this announcement is accurate and not misleading and there is no omission of material facts. This results announcement is extracted from the Annual Report, and investors should read the Annual Report for details.

PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

	For the year ended 31 December		
	The Group 2002 *Rmb'000*	The Company 2001 *Rmb'000*	The Company 2000 *Rmb'000*
Turnover	10,746,477	9,465,247	9,767,600
Profit before taxation	857,482	698,824	754,877
Taxation	259,166	332,343	263,482
Net profit	598,316	366,481	491,395
Total assets	12,293,565	10,101,922	9,487,198
Total liabilities	4,619,310	2,798,180	2,267,402
Shareholders' funds	7,647,255	7,303,742	7,219,796
Net assets per share	Rmb2.58	Rmb2.47	Rmb2.47
Earnings per share (weighted average)	Rmb0.202	Rmb0.124	Rmb0.188
Return on net assets	7.82%	5.02%	6.81%

PREPARED IN ACCORDANCE WITH PRC ACCOUNTING RULES AND REGULATIONS

	Items	For the year ended 31 December		
		The Group 2002 *Rmb'000*	The Company 2001 *Rmb'000*	The Company 2000 *Rmb'000*
(1)	Income from principal operations	10,771,077	9,490,523	9,793,150
(2)	Total profit	851,999	698,824	754,877
(3)	Net profit	594,588	403,743	492,204
(4)	Net profit after deduction of extraordinary items	612,937	426,110	495,248
(5)	Total assets	12,425,350	10,237,888	9,452,195
(6)	Shareholders' funds	7,509,361	7,201,397	6,904,946
(7)	Net cash flows from operating activities	2,098,928	-296,362	890,230
(8)	Earnings per share (weighted average)	Rmb0.20	Rmb0.137	Rmb0.188
(9)	Earnings per share (diluted)	Rmb0.20	Rmb0.136	Rmb0.169
(10)	Net assets per share	Rmb2.54	Rmb2.43	Rmb2.37
(11)	Adjusted net assets per share	Rmb2.53	Rmb2.43	Rmb2.37
(12)	Return on net assets (diluted)	7.92%	5.61%	7.13%
(13)	Return on net assets (weighted average)	7.92%	5.61%	8.30%
(14)	Ratio of shareholders' funds	60.44%	70.34%	73.05%
(15)	Net cash flows per share from operating activities	Rmb0.71	Rmb-0.10	Rmb0.31

OPERATIONS

As triggered by the rapid growth of the PRC economy, the demand for steel products surged significantly in 2002. In view of the increasing demand, the Company adopted a number of measures such as realignment of its product mix, increasing the proportion of high value-added products, expanding production scale so that the average price of the Company's products increased by 3.09% for the 2002 as compared with 2001. As a result, the Company's production and operation were maintained at relatively high levels.

OPERATING RESULTS

In accordance with IFRS, the Company and its jointly controlled entity (the "Group") recorded a net profit of Rmb598,316,000 for the year ended 31 December 2002, representing an increase of 63.26% as compared with the previous year, and basic weighted average earnings per share was Rmb0.202.

In accordance with PRC Accounting Rules and Regulations, the Group recorded a net profit of Rmb594,588,000 for the year ended 31 December 2002, representing an increase of 47.27% as compared with the previous year, and basic weighted average earnings per share was Rmb0.20.

PROFIT APPROPRIATION

In accordance with PRC laws and regulations and the Articles of Association of the Company, the Group contributed Rmb59,459,000 from its net profit of Rmb594,588,000 for 2002 under PRC Accounting Rules and Regulations to the statutory surplus reserve and Rmb59,459,000 to the statutory public welfare fund. Together with the undistributed profit of Rmb806,203,000 at the beginning of the year, the profit attributable to shareholders amounted to Rmb1,281,873,000. The board has recommended a dividend of Rmb0.1 per share (inclusive of tax) for 2002. This appropriation proposal is subject to approval at the 2002 annual general meeting.

BUSINESS REVIEW

1. Production of major products: In 2002, the Company produced 4,303,700 tonnes of steel products, representing an increase of 9.48% as compared with 2001, of which cold rolled sheets accounted for 1,442,000 tonnes, representing an increase of 29.33% as compared with 2001; wire rods accounted for 922,400 tonnes, the production of which was essentially at the same level as last year; thick plates accounted for 1,005,500 tonnes, the production of which was also essentially at the same level as last year; and the large steel products accounted for 933,800 tonnes, representing an increase of 8.83% as compared with 2001. The Steel Smelting Plant of the Company produced 2,521,100 tonnes of steel in 2002, representing an increase of 19.8% as compared with 2001.
2. The Company inplemented a centralized and unified management system for its production operations. Subsequently, production scale set a new high. The Company continued to consolidate and strengthen the centralized and unified management system. In the first half of the year, the Company carried out a centralized and unified management system mainly for the production programs of the Thick Plate Plant, Steel Smelting Plant and Large Section Plant. After June, the system was carried out for the production in Wire Rods Plant and Cold Rolled Sheets Plant. Thus, the management system was implemented throughout all of the Company's operations to ensure the expansion of its production scale.
3. Marketing management was improved and sales networks were optimized to protect the Company's capabilities against certain risks. The Company was proactive in seeking and expanding direct suppliers, shortening the supply chain and establishing a strategic cooperation relationship with direct suppliers. As a result, orders placed by direct suppliers of the Company increased by 9% over the same period last year. In order to achieve a "win win" situation and mutual benefits, the Company stepped up the management of the relationship with clients, optimized the structure of agents and strived to establish a firm cooperative relationship with stronger agents. By following key projects and participating in more project tenders, the Company succeeded in securing and completing the development and supply of steel for China's first magnetically levitated trains in Shanghai. The Company also expanded and stabilized sales networks, enhancing the invitation and submission of tenders and strengthening follow-up services for key projects, such as the construction of bridges, drainage pipeline, and the West-East Pipeline Project. Export of sheets for vessels, wire rods and cold rolled sheets was increased to 187,300 tonnes for the year 2002.

   In 2002, the Company sold a total of 4,197,800 tonnes of steel products.
4. The product structure was optimized and the Company's share in the sale of special and quality products increased in 2002. Sales volume of special and quality products reached 1,847,400 tonnes for the whole year, representing an increase of 75% as compared with last year.
5. The Company also increased its focus on research and development projects. 51 scientific research and new product development projects were completed in the whole year. Production capacity of sheets for vehicles reached 20,000 tonnes for the whole year. Special materials accounted for 30%, representing an increase of 16% as compared with last year.
6. Corporate management was strengthened and corporate quality raised on a continuous basis. Budget management level was further increased to improve cost control.

FINANCIAL STATUS (IN ACCORDANCE WITH IFRS) (UNIT: RMB'000)

Item	2002	2001	Change (%)	Reasons for change
Total assets	12,293,565	10,101,922	21.70	A
Long-term liabilities	1,472,264	417,529	252.61	B
Shareholders' funds	7,674,255	7,303,742	5.07	
Turnover	10,746,477	9,465,247	13.54	C
Profit from principal operations	1,265,561	1,038,772	21.83	D
Net profit	598,316	366,481	63.26	E
Net increase/(decrease) in cash and cash equivalents	990,822	(916,010)	208.17	F

Notes:

A. The increase in total assets was attributable to net profits generated from operating activities and increase in borrowings as a result of more financing activities and increase in cash at banks and in hand, construction in progress, inventories and consolidation of assets of the jointly controlled entity;

B. The surge in long-term liabilities was mainly due to more technological renovation projects undertaken during the year which led to an increase in long-term bank loans of Rmb1,063,000,000;

C. The increase in turnover was mainly attributable to rise in product sales, increase in the sales proportion of the high value-added products and rise in prices of products;

D. The rise in profit from principal operations was mainly caused by an increase in income from principal operations;

E. The surge in net profit was mainly due to increase in profit from principal operations and decrease in income tax payable;

F. The increase in net increase in cash and cash equivalents was mainly resulted from the rise in cash received from sales of products and increase in bank loans.

INVESTMENT

(i) Use of Proceeds

The Company issued 890,000,000 H Shares and 300,000,000 A Shares in July 1997 and November 1997, respectively, raising a total of approximately Rmb2,633,000,000. In March 2000, the Company issued convertible debentures of Rmb1,500,000,000, raising a total of Rmb1,480,000,000, in the PRC. The Company has raised a total amount of Rmb4,113,000,000.

Unit: Rmb'000

Projects Undertaken	Proposed investment	Changes to use of proceeds	Actual investment	Actual (estimated) benefits	Whether progressing as scheduled and estimated return
Construction of steel smelting plant	2,400,000	No	1,540,992	100,200	Yes
Renovation of the combined pickling and continuous rolling line	700,000	No	645,434	70,000	Yes
Construction by the jointly controlled entity of the galvanised steel production line	Total project investment: 1,494,000 The Company's total investment: 250,000	No	Total project investment: 573,000 The Company's total investment: 248,305	Estimated to be 15.51%	No
Renovation of the Cold Rolling Plant 1700 cross cutting lines	60,000	No	60,000	10,000	Yes
Renovation of cold rolling line	1,950,000	No	1,116,578	Estimated to be 13.29%	Yes
Cold Rolling Plant's Renovation of No. 2 and 3 cross cutting lines	100,000	No	32,960	21,000	Yes
Distribution centre for Cold Rolling Plant	180,000	No	0	Estimated to be 15.66%	No
Total	5,640,000	—	3,644,269	—	—



鞍鋼新軋鋼股份有限公司
ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2002 ANNUAL RESULTS ANNOUNCEMENT

(ii) Status of unused proceeds

The Company has raised a total amount of Rmb4,113,000,000, of which Rmb3,644,269,000 has been used in the relevant projects. The total amount of proceeds used in the year amounted to Rmb702,849,000. As most of the projects of the Company require substantial time for construction and are long term investments, the Company has therefore applied Rmb240,000,000 out of the proceeds for the repayment of its bank loans and loans from Angang Holding in order to reduce its financial expenses. The remaining Rmb229,000,000 was deposited with banks.

(iii) Progress on uncompleted projects financed by proceeds

The joint venture between the Company and Thyssen Stahl AG to construct and operate the proposed galvanised production line was not established on schedule due to the following factors: Thyssen Stahl AG was undergoing reorganisation with Krupp when the Company was negotiating with Thyssen Stahl AG; the difficulty and the time required for negotiations were beyond initial expectations and the time required for submission for approval was longer than expected. Currently, ANSC-TKS Galvanizing Co., Ltd ("ANSC-TKS"), a jointly controlled entity established by the parties, has been working for the implementation of such project. Its completion and commencement of operation were initially expected to take place in June 2003. However, the new distribution centre for the Cold Rolling Plant was not completed on schedule and therefore the implementation plan for such project is subject to further analysis.

(iv) Progress of investment of non-publicly raised funds

i. For the setting up of the Company's galvanized steel sheet production line and colour coating steel sheet production line, the planned investment was Rmb2,640,000,000. As at 31 December 2002, Rmb870,687,000 had been invested.

ii. For the alteration project for the Large Section Plant, the planned investment was Rmb689,000,000. As at 31 December 2002, Rmb662,266,000 had been invested.

iii. For the renovation of the flattening machine of the Thick Plate Plant and alteration of the main power supply unit of the plant, the planned investment was Rmb370,000,000. As at 31 December 2002, Rmb221,452,000 had been invested.

The commencement of operations of the above projects is expected to take place in 2003.

NUMBER OF EMPLOYEES OF THE COMPANY, EMPLOYEES' QUALIFICATIONS, SALARY POLICY AND TRAINING

As at 31 December 2002, the Company had 7,991 employees, of whom 5,630 were involved in production, 37 were sales personnel, 381 were technicians, 63 were accounting personnel, 670 were administrative personnel. Among them, 765 had bachelor or higher degrees, representing 9.57% of the total number of the employees; 1,072 had technical diplomas, representing 13.42% of the total number of the employees; 369 had secondary education, representing 4.62% of the total number of the employees. As at the end of the year, the Company had to pay pension for 868 staff members who were retiring or had resigned.

During the year, the Company implemented a position-related salary system and floating annual salary system for its senior management, pegging their salaries to the overall operating results of the Company as well as to their personal performance and the operating indices undertaken. A position-related salary system was also implemented for production and technical staff, pegging their salaries to the relevant production and operations indicators. In addition, the salaries of sales personnel were pegged to the profits from turnover. In order to upgrade the service standard of the staff, the Company provided them with various types of training, including a three-day training in respect of briefing on position to all staff during the year, training on specialized legal knowledge,and technical training was provided to over 500 staff members.

DEVELOPMENT PLAN FOR THE NEW YEAR

The Board is of the opinion that there are both favorable and unfavorable external factors affecting the development of the Company in 2003. As far as unfavorable factors are concerned, the prices of iron and steel products have been rising gradually since the second half of 2002, and prices may be under pressure to fall in 2003. The rising domestic demand for iron and steel products is expected to fuel the expansion of domestic production scale. In particular, growing investment by privately-run enterprises will intensify the competition in the domestic market for iron and steel products. At the same time, the rising prices of domestic iron and steel products will also encourage the import of overseas products into China, which in turn will increase product supply, thereby intensifying the competition among domestic iron and steel products.

As far as favorable factors are concerned, in 2003 China will continue to maintain its policy to expand domestic demand, implement a sound financial policy and a stable monetary policy and accelerate the strategic adjustment of economic structure. The national economy will continue to maintain a relatively high growth rate while investment in fixed assets will maintain a faster growth. This will help increase the demand for iron and steel products. From the Company's perspective, upon the completion and operation of projects now under construction, such as the renovation of Large Section Plant and the Thick Plate Plant, establishment of the galvanized steel and color coating production lines, cold rolled steel expansion and renovation projects and the jointly controlled entity's galvanized steel production line, the development of the Company will be further enhanced.

Proposed measures for the production and operations of the Company in 2003 are as follows:

1. Continue with improving the centralized and unified management system for production; optimize the implementation of contracts and plans for the purpose of shortening the production cycle; improve the production organizational model; in particular, ensure that new projects meet production targets and efficiency to maximize the advantages of new projects.

2. Further respond to the changes in sales networks and strengthen marketing management; continue to strive to develop direct suppliers by providing more quality services to them and establishing a strategic cooperation relationship with them. Strengthen the management of the relationship with clients, enhance the services provided to them and improve the services before, after and in the course of sales.

3. Accelerate the pace of technological reforms by focusing this year on the renovation reform of the Large Section Plant and the Thick Steel Plant, expansion and renovation of cold rolled steel and establishment of galvanized steel and color coating production lines so that they can come into operation as soon as possible.

4. Strive to carry out technological innovation; increase investment in science and technology and step up the research and manufacture of state-of-the-art products; take full advantage of the equipment installed upon completion of technological reforms; improve product positioning; adjust product structure, such as E-grade sheets for vessels, plates for bridges and vehicles, key rails with a speed of 300 km/hour, etc.; strive to create more new products and technologies carrying the Company's own intellectual property.

5. Optimize organizational structure and accelerate innovation of mechanism; focus mainly on reforming of staffing and distribution systems and planning for the optimization of the Company's organizational structure so as to raise the level of corporate management on a continuous basis and increase the competitiveness of the Company in the market.

THE IMPACT OF THE OPERATING ENVIRONMENT, MACROECONOMIC POLICY AND CHANGES IN LAWS AND REGULATIONS ON THE COMPANY

Since 23 March 2002, the Ministry of Foreign Trade and Economic Cooperation of the PRC announced that it had placed a case on file for investigation on anti-dumping for imported cold rolled steel sheets produced in Russia, Korea, Kazakhstan, Ukraine and Taiwan.

On 24 May 2002, the Ministry of Foreign Trade and Economic Cooperation of the PRC announced that a temporary protection measures in respect of nine types of imported steel products such as ordinary medium-gauge plates was adopted and that an import quota would be implemented. A special tariff at 7% to 26% would be imposed on any imported products in excess of the quota for a period of 180 days.

The Ministry of Foreign Trade and Economic Cooperation of the PRC announced that a final protection measure with respect to five types of imported steel products such as ordinary hot rolled steel sheets, cold rolled steel sheets (strips), colour coating steel sheets, non-tropism silicon electric steel and cold rolled stainless steel sheets (strips) was implemented on 20 November 2002.

These measures are important for ensuring that order is maintained in respect of the import and export trading of steel and the healthy development of the domestic steel market as well as facilitating the business development of the Company.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE OF THE GROUP (IN ACCORDANCE WITH IFRS)

As at 31 December 2002, the Group had a long term loans of Rmb1,463,000,000 with an annual interest rate of 5.49%. The term of the loan is 3 years and the loan was mainly used for technological improvement.

As at 31 December 2002, the Group had cash and cash equivalents of Rmb1,702 million, which increased by Rmb991 million from Rmb711 million from the previous year. It was attributable to increase in cash received from sales of products and bank loans.

In 2002, the total assets less current liabilities of the Group amounted to Rmb9,147 million, compared with Rmb7,721 million in 2001. The shareholders' fund of the Group amounted to Rmb7,674 million in 2002, compared with Rmb7,304 million in 2001.

ASSETS PLEDGED

ANSC-TKS, the Company's jointly controlled entity, pledged certain of its land use rights, construction in progress, properties, buildings, machinery and equipment, to Bank of China as securities for a loan. The Company had pledged the 50% equity interests held by it in ANSC-TKS to Bank of China.

COMMITMENTS AND CONTINGENT LIABILITIES

As at 31 December 2002, the Group had capital commitment of Rmb3,428 million, which was for financing the construction costs of projects.

As at 31 December 2002, the Group did not have any contingent liabilities.

FOREIGN EXCHANGE RISK

The Company does not have any significant foreign currency risk exposure arising from its sales and purchases of raw materials for production as these transactions are mainly carried out in Renminbi, with the exception of a small portion of export sales conducted in foreign currencies. The Company incurs foreign currency risks on commitments to purchase plant and equipment in currencies other than Renminbi. The Company uses foreign currency deposits to hedge such foreign currency risks.

GEARING RATIO

In accordance with IFRS, the shareholders' funds to liabilities ratio of the Group in 2002 was 1.66 times, compared with 2.61 times in 2001.

IMPACT OF TAX RATE, EXCHANGE RATE AND INTEREST RATES

In 2002, the tax rate applicable to the Company did not change. Exchange rate for converting Renminbi to US dollars has changed slightly. These factors did not significantly affect the financial position of the Company. In 2002, the change in interest rate did not have a substantial impact on the financial position of the Company.

TRUST DEPOSITS

As at 31 December 2002, the Company did not have any trust deposits placed with any non-banking financial institutions in the PRC and did not encounter any difficulties in making withdrawals of the Company's fixed deposits with banks.

MATERIAL LITIGATION AND ARBITRATION

The Company was not involved in any material litigation or arbitration during the year.

PURCHASE, SALE AND REDEMPTION OF SECURITIES

In 2002, the Company issued 2,938,530 A shares in respect of the conversion of the convertible debentures issued by the Company in March 2000. Other than these A shares issued upon such conversion, there were no other purchase, sale or redemption by the Company or any of its subsidiaries of its securities during the year.



鞍鋼新軋鋼股份有限公司
ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2002 ANNUAL RESULTS ANNOUNCEMENT

PLEDGE OF EQUITY INTEREST IN JOINTLY CONTROLLED ENTITY

The Board of Directors of the Company passed a resolution on 22 October 2002 which approved the Company to enter into the Equity Pledge Agreement, the Equity Retention and Subordination Agreement, the Completion Support Agreement and the Fund Shortage Support Agreement with Thyssen Krupp Stahl AG ("Thyssen") and Bank of China for a syndicated loan to ANSC-TKS. Pursuant to these agreements, the Company and Thyssen pledged their respective interests in ANSC-TKS for a syndicated loan of Rmb 1.08 billion.

SUPPLEMENTARY INFORMATION PUBLISHED AT THE WEBSITE OF THE STOCK EXCHANGE

In accordance with the requirements of section 45(1)-(3) of the appendixes 16 of the Listing Rules, the Company will publish the details of all financial and related information on the website of the Stock Exchange of Hong Kong as scheduled.

SUBSEQUENT EVENTS

On 14 January 2003, the Company convened a Board meeting and passed a resolution which approved the Transfer Agreement between the Company and Angang Holding. Pursuant to this transfer agreement, the Company agreed to acquire the land use rights of three pieces of land and the title to six buildings situated thereon from Angang Holding for a total consideration of Rmb150,915,000. The three pieces of land consist of a total area of 335,133.80 square metres and the total gross floor area of the buildings is 6,350.1 square metres. The land and buildings were acquired for the improvement and expansion of the production facilities at the Cold Rolling Plant, the construction of the Galvanised Steel Production Line and the improvement of the production facilities at the Large Section Plant.

On 17 February 2003, the Company convened a Board meeting and passed a resolution which approved a proposal for the adjustment of the depreciation rates applicable to the fixed assets of the Company with effect from 1 January 2003. After making the adjustments to the depreciation rates, it is estimated that, based on the total fixed assets of the Company in 2003, the provision for depreciation for 2003 will increase by approximately Rmb103 million compared to 2002.

On 17 March 2003, the Company convened a Board meeting and passed a resolution which approved a joint venture contract (the "Joint Venture Contract") between the Company, 鞍鋼集團公司國際貿易公司 (Angang International Trading (Group) Company) ("AITG") and Angang New Steel and Iron Company Limited ("ANSI") for the joint establishment of 鞍鋼瀋陽鋼材加工配送有限責任公司 (Angang Shenyang Steel Product Processing & Distribution Company Limited) ("Angang Shenyang"). Angang Shenyang is principally engaged in the processing, sales, warehousing and delivering of steel. According to the Joint Venture Contract, the total investment of Rmb48 million was contributed by (i) the Company, as to Rmb14.4 million, representing 30% of the total investment; (ii) AITG as to Rmb19.2 million, representing 40% of the total investment; and (iii) ANSI as to Rmb14.4 million, representing 30% of the total investment.

OTHER INFORMATION PUBLISHED CONCURRENTLY IN THE PRC

Differences between the PRC Accounting Rules and Regulations and IFRS

Unit: Rmb'000

	PRC Accounting Rules and Regulations	IFRS
Net profits	594,588	598,316

Adjustments made in accordance with PRC Accounting Rules and Regulations:

1. Set off against the increase in profit of Rmb4,536,000 arising from amortisation of intangible assets;
2. Profit increased by Rmb7,925,000 from capitalisation of interest;
3. Profit decreased by Rmb7,143,000 due to amortisation of start up fees of the Jointly Controlled Entity;
4. Profit increased by Rmb165,000 due to inability to pay an account payable of Rmb165,000;
5. Profit declined by Rmb1,755,000 due to the relevant tax payable.

MOVEMENT IN SHARE CAPITAL

As at 31 December 2002, the equity structure of the Company was as follows:

Unit: share

		Opening balance	Convertible debentures and converted shares	Closing balance
I.	Unlisted shares			
	Domestic legal person owned shares	1,319,000,000	—	1,319,000,000
	Total unlisted shares	1,319,000,000	—	1,319,000,000
II.	Listed shares			
	1. Renminbi ordinary shares	748,935,149	2,938,530	751,873,679
	2. Overseas-listed foreign invested shares	890,000,000	—	890,000,000
	Total listed shares	1,638,935,149	2,938,530	1,641,873,679
III.	Total number of shares	2,957,935,149	2,938,530	2,960,873,679

DETAILS OF SHAREHOLDERS

1. **Table showing the top 10 major shareholders**

The total number of shareholders at the end of the reporting period 260,058

Shareholdings of the top 10 major shareholders

Name of Shareholder	Increase/ decrease in 2002	Number of Shares held at end of year	Percentage (%)	Class of Shares	Number of shares pledged or frozen	Type of Shareholder
Angang Holding	—	1,319,000,000	44.55	Non-circulated	—	State-owned shareholder
HKSCC Nominees Limited	-60,000	858,959,999	29.01	H Shares in circulation	Unknown	Foreign shareholder
CHIN YIU TONG	—	5,652,000	0.19	H Shares in circulation	Unknown	Foreign shareholder
興華證券投資基金	—	2,859,884	0.10	A Shares in circulation	Unknown	
國元證券有限責任公司	—	2,500,722	0.08	A Shares in circulation	Unknown	
科瑞證券投資基金	—	2,075,800	0.07	A Shares in circulation	Unknown	
裕澤證券投資基金	—	1,740,044	0.06	A Shares in circulation	Unknown	
姚國群	—	1,627,719	0.05	A Shares in circulation	Unknown	
普豐證券投資基金	—	1,506,336	0.05	A Shares in circulation	Unknown	
博時價值增長證券投資基金	—	1,411,020	0.05	A Shares in circulation	Unknown	

Details of the connected relationship amongst, or concerted action of, the top 10 major shareholders.

Angang Holding, the largest shareholder of the Company, has no relationship with any of the other shareholders listed in the top 10 shareholders of the Company nor is Angang Holding a party to any concert action as described the Procedures for the Administration of Information Disclosure for Movement in Shareholding Held by Shareholders of Listed Companies of the PRC. The Company is not aware of any relationship between the top 10 shareholders of the Company or whether such shareholders are parties to any concert action.

2. **Details of the controlling shareholder and other de facto controller**

The controlling shareholder of the Company is Angang Holding. Legal representative: Liu Jie; Year of incorporation: 1948. Principal business: production of steel products, metal products (non-franchise), cast iron tubes, metal structures, metal wire and products, sintering and coking products, cement, power generation, metallurgical machinery and parts, electrical machinery, electricity transmission and supply and control facilities and meters, mining of iron and manganese ores, refractory earth and stone extraction. Principal products: steel pressing products and metal products; registered capital: Rmb10,794,160,000. Shareholding structure: wholly-owned by the State.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1. **Change in Shares held by Directors, Supervisors, and Senior Management**

Name	Position	Sex	Age	Terms of appointment	Number of shares held as at 1 January 2002 (share)	Change for the year (share)	Number of shares held as at 31 December 2002 (share)
LIU Jie	Chairman of the Board	Male	59	2000.5.8-2003.5.7	5,000	0	5,000
CAI Denglou	Vice Chairman	Male	58	2000.10.18-2003.5.7	0	0	0
YANG Hua	Vice Chairman	Male	41	2000.10.18-2003.5.7	0	0	0
YAO Lin	Director, General Manager	Male	38	2000.5.8-2003.5.7	5,000	0	5,000
WANG Baolin	Director	Male	59	2000.5.8-2003.5.7	5,000	0	5,000
LI Zhongwu	Director, Deputy General Manager	Male	40	2000.10.18-2003.5.7	0	0	0
ZHANG Lifen	Director, Deputy General Manager	Female	38	2000.10.18-2003.5.7	0	0	0
FU Jihui	Director, Deputy General Manager	Male	51	2000.5.8-2003.5.7	5,000	0	5,000
LU Xianliang	Director, Deputy General Manager	Male	59	2000.5.8-2003.5.7	5,000	0	5,000
YU Wanyuan	Non-executive Director	Male	42	2000.5.8-2003.5.7	0	0	0
YANG Tianjun	Independent non-executive Director	Male	60	2000.5.8-2003.5.7	0	0	0
Venantius TAN	Independent non-executive Director	Male	39	2000.5.8-2003.5.7	0	0	0
LIU Yongze	Independent non-executive Director	Male	53	2002.11.20-2003.5.7	0	0	0
QI Cong	Chairman of the Supervisory Committee	Male	57	2000.5.8-2003.5.7	0	0	0
ZHOU Fa	Supervisor & Chairman of the Labour Union	Male	57	2000.5.8-2003.5.7	5,000	0	5,000
JIN Zuoyong	Supervisor	Male	48	2000.5.8-2003.5.7	5,000	0	5,000
FU Wei	Deputy General Manager	Male	43	2000.8.16-present	9,000	0	9,000
MA Lianyong	Chief Accountant	Male	41	2002.3.25-present	0	0	0



鞍鋼新軋鋼股份有限公司
ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2002 ANNUAL RESULTS ANNOUNCEMENT

2. **Position held by Directors and Supervisors in Shareholders' Unit**

Name	Name of Shareholder	Position Held	Term of appointment	Whether receiving remuneration and subsidies
Liu Jie	Angang Holding	General Manager	December 1994 to present	Yes
Yang Hua	Angang Holding	Deputy Secretary to the Party Committee	December 2001 to present	Yes
Cai Denglou	Angang Holding	Deputy General Manager	January 1999 to present	Yes
Yu Wanyuan	Angang Holding	Deputy General Manager	December 2001 to present	Yes
Qi Cong	Angang Holding	Senior Management personnel	November 1998 to present	Yes

3. **Remuneration of Directors, Supervisors and Senior Management (Rmb)**

Total annual remuneration	1,472,900
Total remuneration for the top three highest paid directors	351,800
Total remuneration for the top three highest paid senior management	351,800
Payments to independent directors	HK$20,000/year or Rmb20,000/year for each independent director

Range of remuneration	No. of persons
Below 50,000	5
50,000 to 100,000	3
100,000 to 120,000	9
120,000 to 140,000	1

TABLE SHOWING PRINCIPAL OPERATIONS BY INDUSTRY AND PRODUCT SEGMENTS DURING THE REPORTING PERIOD

Products	Income from principal activities	Cost of principal activities	Gross profit margin (%)	Percentage of income from principal activities compared with previous year Increase (+) /decrease (-) (%)	Percentage of cost of principal activities compared with previous year Increase (+) /decrease (-) (%)	Gross profit margin Increase (+) /decrease (-) (%)
Cold rolled sheets	4,302,645	3,837,017	10.82	39.40	34.32	45.23
Thick plates	2,309,085	2,066,566	10.50	-4.85	-2.23	-18.60
Wire rods	1,653,465	1,575,276	4.73	-2.21	-3.44	34.38
Large steel products	2,198,228	1,701,935	22.58	1.38	-0.32	6.26
Steel billets	307,654	293,003	4.76	160.45	140.72	256.58
Including: connected transactions	1,208,952	1,092,783	9.61	8.25	7.01	12.27

PRICING POLICY FOR CONNECTED TRANSACTIONS

Not less than the average of selling prices between the Company and its independent third parties during the previous month.

DESCRIPTION ON THE NECESSITY AND CONTINUITY OF CONNECTED TRANSACTIONS

Steel production requires a larger degree of continuity. The Company relies on Angang Holding and its subsidiaries for supply of most of its raw materials and sells part of its products to Angang Holding and its subsidiaries. Therefore, such connected transactions will continue for the future productions and operations of the Company.

INFORMATION OF PRINCIPAL OPERATIONS BY GEOGRAPHICAL SEGMENT

As the product sales activities of the Company were mainly carried out at the place where the Company is located, no segmental report has been made.

MAJOR SUPPLIERS AND CUSTOMERS

(Unit RMB'000)

Total purchase of the top five largest suppliers	8,056,130	Percentage of total purchase	59%
Total sales to the top five largest customers	1,831,083	Percentage of total sales	17%

EXPLANATION ON THE SIGNIFICANT CHANGE IN PROFITABILITY OF PRINCIPAL OPERATIONS (GROSS PROFIT MARGIN) AS COMPARED WITH LAST YEAR

The increase in profitability of the Company's principal operations during the year was mainly attributable to the Company's realignment of its product mix in an active manner, expansion in the proportion of high value-added products and a rise in price of the Company's products, in particular, the price increase for cold rolled sheet products had increased by 8.35%.

STATUS OF ACHIEVING OPERATION TARGETS

	Initial operation targets of the year	Actual performance
Income	Rmb9,900 million	Rmb10.771 billion
Production volume	4,330,000 tonnes	4,303,700 tonnes

EXPLANATION ON THE DIFFERENCES

The Company's income was higher than the initial operation target for 2002, which was attributable to the increase in the proportion of high value-added products and the higher-than-expected prices of steel products.

PERFORMANCE OF UNDERTAKINGS

The second Board of Directors proposed at its eighth meeting the following profit distribution proposal of the Company for 2002 :

The Company intended to make a profit distribution after completion of the financial auditing for the year 2002. It is expected that not be less than 40% of the realized net profit for 2002 will be used for profit distribution, which will be mainly made in the form of cash.

The profit distribution proposal for 2002 was implemented in accordance with the above board resolution.

DISCHARGE OF DUTIES BY INDEPENDENT DIRECTORS

The Company has appointed independent directors and established guidelines for the independent directors. The independent directors have discharged their duties in accordance with the requirements of the relevant laws and regulations, and had expressed their independent opinion on material matters of the Company in order to safeguard the interests of the Company as well as the minority shareholders.

REPORT OF THE SUPERVISORY COMMITTEE

During the year, members of the Supervisory Committee carried out their duties conscientiously in accordance with the Company Law and the Articles of Association of the Company to protect the lawful interests of the Company and its shareholders.

(i) The Supervisory Committee attended 2 general meetings, 2 Board meetings of the Company as non-voting participants and convened 4 supervisory meetings. The Supervisory Committee proposed independent opinions and advice on the basis of their full knowledge of the Company's major production and operation decisions and implementation process.

   a. The second Supervisory Committee convened the fourth meeting on 25 March 2002 at which the following resolutions were examined and passed:

      — the report of the Supervisory Committee for the year 2001;

      — the proposal on the remuneration of supervisors for the year 2001;

      — the rules of discussions for the Supervisory Committee.

   b. The second Supervisory Committee convened the fifth meeting on 24 April 2002 at which the Company's report for the first quarter of 2002 was examined and passed.

   c. The second Supervisory Committee convened the sixth meeting on 19 August 2002 at which the following resolutions were examined and passed:

      — the Company's 2002 interim report and its summary;

      — the Company's appropriation proposal for the first half of 2002. The Company neither appropriated any profit nor converted public surplus fund into shares for capital increase for the first half of 2002.

   d. The second Supervisory Committee convened the seventh meeting on 24 October 2002 at which the Company's report for the third quarter of 2002 was examined and passed.

(ii) The Supervisory Committee assisted the Company in regulating itself as a joint stock company and strengthening its internal supervision. It also effectively monitored the Company's operations to ensure compliance with the relevant laws and regulations, such as PRC Company Law and the Company's Articles of Association. It has examined and reviewed the connected transactions entered into between the Company and Angang Holding as well as reviewed the relevant information in order to ensure the fairness of such transactions.

The Supervisory Committee provided independent opinion on the following issues:

   a. During the year, the Company's operations had complied with all relevant laws and regulations and no violation of regulations had occurred. The Company has improved its internal management system and the decision making procedure of the Company complied with applicable laws and regulations.

   b. None of the directors and the general manager had violated any laws or regulations or the Articles of Association of the Company when performing their duties or have otherwise acted in a manner as to infringe upon the interests of the Company.

   c. The auditors' report issued by the auditors accurately reflected the Company's financial position and operating results.

   d. The actual application of the proceeds was in line with the projects undertaken.

   e. During the year, all the connected transactions with Angang Holding, including the purchases of raw materials, materials, energy and utilities were conducted on the basis of arm's length negotation; there was no insider dealing, the interests of the Company were not adversely affected and the Company did not incur any loss in value to its assets.



鞍鋼新軋鋼股份有限公司
ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2002 ANNUAL RESULTS ANNOUNCEMENT

FINANCIAL STATEMENTS

The following is a summary of the audited results for the year ended 31 December 2002 extracted from the audited financial statements of the Company and its jointly controlled entity (collectively referred as "the Group") prepared in accordance with the International Financial Reporting Standards ("IFRS"), together with comparative figures for corresponding period in 2001.

	Note	2002 *Rmb'000*	2001 *Rmb'000*
Turnover	3	10,746,477	9,465,247
Cost of sales		(9,480,916)	(8,426,475)
Gross profit		1,265,561	1,038,772
Other operating income	4	30,957	25,505
Distribution and other operating expenses		(185,530)	(158,670)
Administrative expenses		(247,409)	(232,641)
Profit from operations		863,579	672,966
Net financing (costs)/income	5(a)	(6,097)	25,858
Profit from ordinary activities before taxation	5	857,482	698,824
Income tax expense	6	(259,166)	(332,343)
Profit attributable to shareholders		598,316	366,481
Dividends attributable to the year:			
Final dividend proposed after the balance sheet date		296,087	236,635
Earnings per share	7		
- Basic		Rmb 0.202	Rmb 0.124
- Diluted		Rmb 0.202	Rmb 0.124

Notes:

1. **Basis of preparation**

   In preparing the financial statements, the accounting policies have been consistently applied by the Group and are consistent with those used in the previous year except that land use rights are carried at cost less amortisation and impairment losses effective 1 January 2002. The effect of this change resulted in a decrease in shareholders' funds as of 1 January 2002. The effect of this change did not have a material impact on the Group's financial condition and results of operations in prior years.

2. **Segment reporting**

   The Group's profits are almost entirely attributable to the production and sales of steel products in the PRC. Accordingly, no segmental analysis is provided.

3. **Turnover**

   Turnover represents the aggregate of the invoiced value of goods sold, after allowances for goods returned, trade discounts, value added tax and sales surtaxes. All of the Group's operations are conducted in the PRC.

4. **Other operating income**

	2002 *Rmb'000*	2001 *Rmb'000*
Packaging materials income	6,759	7,214
Income from sales of scrap materials	23,096	18,213
Others	1,102	78
	30,957	25,505

5. **Profit from ordinary activities before taxation**

   Profit from ordinary activities before taxation is arrived at after charging/ (crediting):

	2002 *Rmb'000*	2001 *Rmb'000*
(a) Net financing costs/(income):		
Interest and other borrowing costs	46,555	23,135
Less: amount capitalised as construction in progress*	(35,982)	(12,680)
Net interest expense	10,573	10,455
Net exchange difference	(19,938)	20,892
Less: amount capitalised as construction in progress	19,918	(21,082)
Net exchange gain	(20)	(190)
Interest income	(6,275)	(37,790)
Bank charges	1,819	1,667
	6,097	(25,858)

* The borrowing costs have been capitalised at an average rate of 4.88% (2001: 5.58%) per annum for construction in progress.

	2002 *Rmb'000*	2001 *Rmb'000*
(b) Other items:		
Cost of raw materials	7,896,509	6,982,978
Depreciation	436,167	347,075
Amortisation of lease prepayments	2,758	—
Loss on disposals of property, plant and equipment	25,202	30,960

6. **Income tax expense**

	2002 *Rmb'000*	2001 *Rmb'000*
Current tax expense	257,411	295,081
Deferred tax expense	1,755	37,262
Total income tax expense	259,166	332,343

   The provision for PRC income tax is calculated at 33% (2001: 33%) of the estimated assessable profits for the year determined in accordance with relevant income tax rules and regulations in the PRC.

   The Group did not earn income subject to overseas income tax and therefore no provision has been made for overseas income tax.

7. **Earnings per share**

   (a) Basic earnings per share

   The calculation of basic earnings per share is based on the profit attributable to shareholders of Rmb598,316,000 (2001: Rmb366,481,000) and a weighted average number of shares outstanding during the year of 2,959,439,000 (2001: 2,946,646,000).

   (b) Diluted earnings per share

   The calculation of diluted earnings per share is based on the profit attributable to shareholders of Rmb598,316,000 (2001: Rmb366,481,000) and a weighted average number of shares of 2,962,588,000 (2001: 2,952,629,000) after the adjustment with regard to the effects of conversion of remaining convertible debentures.

   The conversion of remaining convertible debentures will not affect the profit attributable to shareholders as the interest incurred was capitalised as construction in progress.

8. **Comparative figures**

   All comparative figures of the Group represent the Company's own figures as the jointly controlled entity was not formed until 2002.

DIVIDENDS

Pursuant to a resolution passed at the directors' meeting on 31 March 2003, a final dividend of Rmb10 cents (2001: Rmb8 cents) per share totalling Rmb296,087,000 (2001: Rmb236,635,000) was proposed for shareholders' approval at the Annual General Meeting.

The final dividend proposed after the balance sheet date has not been recognised as a liability in the financial statements prepared under IFRS as they are declared after the balance sheet date.

Final dividends in respect of the previous financial year of Rmb8 cents (2001: Rmb9 cents) per share has been approved and paid during the year.

FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING RULES AND REGULATIONS

1. **Audit opinion**

   The Group's financial statements prepared under PRC Accounting Rules and Regulations have been audited by Zhao Qi and Wu Wei of KPMG Huazhen and an audit report with an unqualified audit opinion was issued.

2. **Financial statements**

   Balance Sheets
   At 31 December 2002
   (Expressed in Thousand Renminbi)

Assets	The Group 2002	The Company 2002	The Company 2001
Current assets			
Cash at banks and in hand	1,702,051	1,675,586	761,229
Bills receivable	1,719,474	1,719,474	2,423,349
Trade receivables	92,060	92,060	145,798
Other receivables	94,200	56,235	175,285
Prepayments	676,208	676,208	407,468
Inventories	1,217,049	1,217,049	904,213
Deferred expenses	4,534	4,321	3,244
Total current assets	5,505,576	5,440,933	4,820,586
Long-term investments	—	248,305	—
Fixed assets			
Fixed assets, at cost or valuation	7,071,140	7,068,914	6,455,191
Less: Accumulated depreciation	(2,840,975)	(2,840,761)	(2,439,756)
Net book value of fixed assets	4,230,165	4,228,153	4,015,435
Construction in progress	2,358,791	2,094,732	1,076,095
Total fixed assets	6,588,956	6,322,885	5,091,530
Intangible assets and other assets			
Intangible assets	323,863	318,666	325,772
Long-term deferred expenses	6,955	—	—
Total intangible assets and other assets	330,818	318,666	325,772
Total assets	12,425,350	12,330,789	10,237,888



鞍鋼新軋鋼股份有限公司
ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2002 ANNUAL RESULTS ANNOUNCEMENT

Liabilities and shareholders' funds			
Current liabilities			
Short-term loans	65,000	—	—
Bills payable	1,525,791	1,525,791	1,177,592
Trade payables	298,724	298,724	267,859
Receipts in advance	995,222	995,222	480,296
Accrued payroll	38,753	38,599	40,733
Staff welfare payable	7,795	7,795	4,292
Dividends payable	296,087	296,087	236,635
Taxes payable	95,309	95,253	177,812
Other payables	120,187	90,836	111,884
Current portion of long-term liabilities	—	—	120,000
Total current liabilities	3,442,868	3,348,307	2,617,103
Long-term liabilities			
Long-term loans	1,463,000	1,463,000	400,000
Convertible debentures	10,121	10,121	19,388
Total long-term liabilities	1,473,121	1,473,121	419,388
Total liabilities	4,915,989	4,821,428	3,036,491
Shareholders' funds			
Share capital	2,960,874	2,960,874	2,957,935
Capital reserve	3,078,693	3,078,693	3,072,099
Surplus reserve	484,078	484,078	365,160
(including: statutory public welfare fund)	242,039	242,039	182,580
Undistributed profits	985,716	985,716	806,203
Total shareholders' funds	7,509,361	7,509,361	7,201,397
Total liabilities and shareholders' funds	12,425,350	12,330,789	10,237,888

Income Statements and Profit Appropriation Statements
For the year ended 31 December 2002
(Expressed in Thousand Renminbi)

	The Group	The Company	
	2002	2002	2001
Income from principal operations	10,771,077	10,771,077	9,490,523
Less: Costs of sales	9,473,797	9,473,797	8,430,929
Business tax and surcharges	24,600	24,600	25,276
Profit from principal operations	1,272,680	1,272,680	1,034,318
Add: Other operating profit	30,270	30,270	25,431
Less: Operating expenses	185,360	185,360	158,670
Administrative expenses	224,369	224,369	194,730
Financial expenses/(income)	13,835	13,835	(25,858)
Operating profit	879,386	879,386	732,207
Add: Non-operating income	522	522	74
Less: Non-operating expenses	27,909	27,909	33,457
Total profit	851,999	851,999	698,824
Less: Income tax expense	257,411	257,411	295,081
Net profit	594,588	594,588	403,743
Add: Undistributed profits at the beginning of the year	806,203	806,203	724,034
Distributable profits	1,400,791	1,400,791	1,127,777
Less: Transfer to statutory surplus reserve fund	59,459	59,459	41,032
Transfer to statutory public welfare fund	59,459	59,459	41,032
Profits distributable to shareholders	1,281,873	1,281,873	1,045,713
Less: Transfer to discretionary surplus reserve	—	—	—
Dividends	296,157	296,157	239,510
Undistributed profits at the end of the year	985,716	985,716	806,203

Additional information:

Items	The Group	The Company	
	2002	2002	2001
1. Proceeds from the sale and disposal of divisions or invested entities	—	--	—
2. Losses arising from natural disasters	—	--	—
3. Increase (or decrease) in total profits due to the changes in accounting policy	—	--	2,455
4. Increase (or decrease) in total profits due to the changes in accounting estimates	—	--	—
5. Losses (or gains) arising from debt restructuring	—	--	—
6. Others	—	--	—

Cash Flow Statements
For the year ended 31 December 2002
(Expressed in Thousand Renminbi)

	Notes to the cash flow statements	The Group	The Company
Cash flows from operating activities:			
Cash received from sales of goods		13,648,354	13,648,354
Refund of taxes		13,974	13,974
Sub-total of cash inflows		13,662,328	13,662,328
Cash paid for goods		(10,591,884)	(10,591,884)
Cash paid to and on behalf of employees		(232,429)	(232,429)
Taxes paid		(597,898)	(597,898)
Cash paid in relation to other operating activities		(141,189)	(141,189)
Sub-total of cash outflows		(11,563,400)	(11,563,400)
Net cash flow from operating activities	(a)	2,098,928	2,098,928
Cash flows from investing activities:			
Proceeds from the disposal of fixed assets		195	195
Cash from interest received		6,201	6,201
Cash received relating to other investing activities		--	86,980
Sub-total of cash inflows		6,396	93,376
Cash paid for acquisition of fixed assets		(2,656)	(145)
Cash paid for acquisition of investments		--	(248,305)
Cash paid for construction in progress, intangible assets and other long-term assets		(1,851,029)	(1,696,732)
Cash paid relating to other investing activities		(42,612)	—
Sub-total of cash outflows		(1,896,297)	(1,945,182)
Net cash flow from investing activities		(1,889,901)	(1,851,806)
Cash flows from financing activities:			
Proceeds from loans		1,228,000	1,163,000
Cash received relating to other financing activities		74	—
Sub-total of cash inflows		1,228,074	1,163,000
Repayments of loans		(220,000)	(220,000)
Cash paid for dividends or interest payment		(282,698)	(282,398)
Sub-total of cash outflows		(502,698)	(502,398)
Net cash flow from financing activities		725,376	660,602
Effect of exchange rate fluctuations on cash held		6,419	6,633
Net increase in cash and cash equivalents	(c)	940,822	914,357

Notes to the cash flow statements

(a) Reconciliation of net profit to cash flows from operations:

	The Group	The Company
Net profit	594,588	594,588
Add: Bad debt provision	104	104
Depreciation of fixed assets	435,851	435,851
Amortisation of intangible assets	7,106	7,106
Increase in deferred expenses	(1,077)	(1,077)
Loss on disposals of fixed assets	25,202	25,202
Financial expenses	12,297	12,297
Increase in inventories	(293,652)	(293,652)
Write back of inventories provision	(19,184)	(19,184)
Decrease in operating receivables	520,839	520,839
Increase in operating payables	816,854	816,854
Net cash flow from operating activities	2,098,928	2,098,928



鞍鋼新軋鋼股份有限公司
ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2002 ANNUAL RESULTS ANNOUNCEMENT

(b) **Non-cash transactions of investing and financing activities:**

Conversion of debt to capital	9,368	9,368

(c) **Net increase in cash and cash equivalents:**

Cash at the end of the year	1,702,051	1,675,586
Less: Cash at the beginning of the year	(559,141)	(559,141)
Add: Cash equivalents at the end of the year	—	—
Less: Cash equivalents at the beginning of the year	(202,088)	(202,088)
Net increase in cash and cash equivalents	940,822	914,357

3. There are no changes in accounting policies; accounting estimates and measurement basis as compare with previous annual report.

4. On 9 January 2002, the Company entered into a joint venture agreement and a technology transfer agreement with Thyssen Krupp Stahl AG ("Thyssen"). The business registration of ANSC-TKS Galvanizing Co. Ltd. ("ANSC-TKS") was completed on 8 February 2002. The financial statements of the Group have been prepared in accordance with the Accounting Standards for Business Enterprises and Accounting Regulations for Business Enterprises issued by the Ministry of Finance. ANSC-TKS is a sino-foreign equity joint venture established between the Company and Thyssen over which the control exercised by each party is established under contractual agreement. During the preparation of the consolidated financial statements, the Company consolidated the assets, liabilities, revenue, costs and expenses of ANSC-TKS on a pro rata basis.

5. Certain comparative figures of 2001 have been reclassified for the ease of comparision.

DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING RULES AND REGULATIONS

	Note	2002 The Group Rmb'000	2002 The Company Rmb'000	2001 The Company Rmb'000
Profit attributable to shareholders under IFRS		598,316	598,316	366,481
Adjustments:				
Share of loss of jointly controlled entity, net of tax	(ii)	—	4,786	—
Pre-operating expenses	(iv)	6,955	—	—
Revaluation of land use rights	(v)	(4,536)	(4,536)	—
Amortisation of lease prepayments	(vi)	188	—	—
General borrowing costs capitalised	(vii)	(7,925)	(7,925)	—
Write off of long outstanding accounts payable	(viii)	(165)	(165)	—
Deferred tax charge	(ix)	1,755	4,112	37,262
Profit attributable to shareholders under PRC Accounting Rules and Regulations		594,588	594,588	403,743
Shareholders' funds under IFRS		7,674,255	7,674,255	7,303,742
Adjustments:				
Dividends	(i)	(296,087)	(296,087)	(236,635)
Share of loss of jointly controlled entity, net of tax	(ii)	—	4,786	—
Convertible debentures	(iii)			
- Discount on convertible debentures		(592)	(592)	(1,676)
- Additional borrowing costs capitalised		(6,935)	(6,935)	(6,549)
Pre-operating expenses	(iv)	6,955	—	—
Revaluation of land use rights	(v)	204,120	204,120	208,656
Amortisation of lease prepayments	(vi)	188	—	—
General borrowing costs capitalised	(vii)	(7,925)	(7,925)	—
Deferred tax	(ix)	(64,618)	(62,261)	(66,141)
Shareholders' funds under PRC Accounting Rules and Regulations		7,509,361	7,509,361	7,201,397

Notes:

(i) According to IFRS, dividends should be recognised as a liability in the period in which they are declared or approved. However, in the financial statements prepared under the PRC Accounting Rules and Regulations ("PRC financial statements"), the dividends are recognised in the period to which the dividends relate.

(ii) The amount represents the difference in treatment of pre-operating expenses and land use rights between the IFRS and PRC financial statements of the jointly controlled entity as mentioned in notes (iv) and (vi) respectively.

(iii) The amounts represent the different treatment on transaction costs and discount on convertible debentures between the IFRS and PRC financial statements.

(iv) Pre-operating expenses are expensed when incurred under IFRS. However, in the PRC financial statements, pre-operating expenses are capitalised before the commencement of operation and will be written off when the enterprise commences operation.

(v) Effective 1 January 2002, land use rights are carried at historical cost base under IFRS. Accordingly, the surplus on the revaluation of land use rights net of deferred tax asset was reversed from shareholders' equity. Under the PRC Accounting Rules and Regulations, land use rights are carried at revalued amount.

(vi) Land use rights are amortised on a straight-line basis over the respective periods of rights from the date of grant under IFRS. Under the PRC Accounting Rules and Regulations, land use rights are amortised when the construction work on the related land has been completed.

(vii) Under IFRS, general borrowing costs are capitalised by applying a capitalisation rate to the expenditures on the qualifying assets. Under the PRC Accounting Rules and Regulations, general borrowing costs are charged to the income statement when incurred.

(viii) Under IFRS, the write off of long outstanding accounts payable is recognised in the income statement. Under the PRC Accounting Rules and Regulations, long outstanding accounts payable are written off against the capital reserve.

(ix) Deferred tax is provided on the IFRS adjustments at the tax rate of 33%.

Pursuant to the requirement under the PRC "Accounting Regulations for Business Enterprises", which became effective from 1 January 2001, the water and electricity use rights, which were capitalised as intangible assets with a total carrying value of Rmb112,915,000 as at 31 December 2000 would have to be retrospectively de-recognised in the PRC financial statements and the related tax benefits would no longer exist. Under such circumstances, the related deferred tax assets of Rmb37,262,000 as at 31 December 2000 were written off in the IFRS financial statements in 2001.

Angang New Steel Company Limited

31 March 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2002 Annual General Meeting of the Company will be held at Conference Room on 3/F, Angang Dong Shan Hotel, 108 Dong Feng Street, Tie Dong District, Anshan City, Liaoning Province, the People's Republic of China at 9:00 a.m. on 23 May 2003 for the purpose of considering and, if thought fit, passing the following resolutions:

1. to consider and approve the 2002 report of the board of directors of the Company;
2. to consider and approve the 2002 report of the supervisory committee of the Company;
3. to consider and approve the 2002 audited financial statements of the Company as at 31 December 2002;
4. to consider and approve the proposed profit distribution plan of the Company for 2002;
5. to determine the remuneration of the directors and the supervisors of the Company for 2002;
6. to consider and approve the appointment of the auditors for 2003 and to authorise the board of directors of the Company to determine their remuneration;
7. to consider and approve the election of the members of the third board of directors of the Company; and
8. to consider and approve the election of the members of the third supervisory committee of the Company.

By order of the Board
Fu Ji Hui
Company Secretary

Liaoning Province, the PRC
31 March 2003

Registered Office:
No. 396, Nan Zhong Hua Lu,
Anshan City, Liaoning Province
The People's Republic of China

Notes:

(A) Holders of the Company's H shares whose names appear on the register of members of the Company at the close of business on 23 April 2003 are entitled at attend the Annual General Meeting with their passports or other identity papers.

(B) The register of members of the Company will be closed from 24 April 2003 to 23 May 2003, both days inclusive, during which time no share transfer will be effected.

(C) Each shareholder who has the right to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies, whether they are shareholders or not, to attend and vote on his behalf at the Annual General Meeting.

(D) A proxy of a shareholder who has appointed more than one proxy may only vote on a poll in respect of the shares actually held.

(E) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. To be valid, the notarially certified power of attorney, or other documents of authorisation, and the form of proxy must be delivered to the Company's registrar, Hong Kong Registrars Limited of Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for the holding of the Annual General Meeting.

(F) Shareholders intending to attend the Annual General Meeting should return the reply slip (which will be despatched to the shareholders with the Company's 2002 annual report) to the Secretary's Office of the Company before 2 May 2003 personally or by mail, facsimile or cable. Failure to return the reply slip will not affect shareholders' rights to attend in person.

(G) It is expected that the general meeting will last for half a day. The expenses for travelling and accomodation shall be borne by the shareholders.

(H) The address of the Secretarial Office:

No. 396 Nan Zhong Hua Road
An Shan City
Liaoning Province
Peoples' Republic of China
Post Code: 114003
Tel: 0412-633 4292 / 633 4293
Fax: 0412-672 7772
Contact Persons: Chen Qishuang and Jiang Yucong



鞍鋼新軋鋼股份有限公司
ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2002 ANNUAL RESULTS ANNOUNCEMENT

ANNOUNCEMENT REGARDING RESOLUTIONS PASSED AT THE TWELFTH MEETING OF THE SECOND BOARD OF DIRECTORS

Angang New Steel Company Limited held its twelfth meeting of the second Board of Directors at the Conference Room of Angang Dong Shan Hotel on 31 March 2003. There were 13 directors who should attend the meeting and 10 directors attended the meeting. Zhang Lifen, Venantius Tan and Yang Tianjun were unable to attend this Board of Directors' meeting and had authorised Fu Jihui to attend the meeting and to exercise their voting rigths on behalf of them. It has complied with the relevant provisions of the Company Law and the Articles of Association of the Company. Mr. Liu Jie, Chairman of the board, acted as the Chairman of the meeting, at which the following resolutions were discussed and passed:

1. the working report of the board of directors for 2002;
2. the annual report and its summary for 2002;
3. the audited financial statements for 2002;
4. the Profit distribution Plan for 2002. The Company recorded a net profit of Rmb594,588,000 calculated under the PRC Accounting Rules and Regulations and Rmb598,316,000 calculated under International Financial Reporting Standards. In accordance with relevant laws and regulations, the Company transferred Rmb59,459,000 to each of the statutory surplus reserve and the statutory public welfare fund under the PRC Accounting Rules and Regulations. Profit distributable to shareholders for the year was Rmb1,281,873,000 (inclusive of the undistributed profit of Rmb806,203,000 at the beginning of the year). The Board of Directors recommends the payment of a final dividend of Rmb1.00 in cash for ten shares held (of which the payment for public shares is tax inclusive). Dividends for domestic shares will be paid in Renminbi whereas dividends for foreign shares will be paid in Hong Kong dollars. The applicable exchange rate is the average exchange rate of converting Renminbi into Hong Kong dollars as quoted by the Bank of China for the week immediately preceding the holding of the 2002 General Meeting.
5. the remuneration for the directors for 2002;
6. the appointment of KPMG Huazhen and KPMG as the Company's domestic and international accountants for 2003 was approved, and the board of directors was authorised to determine their remuneration; and
7. the election of the third supervisory committee.

Appendix: Biography of the nominees

Executive Directors

Mr. Liu Jie, aged 59, is the General Manager of Angang Holding. Mr. Liu had worked in Wuhan Iron & Steel Complex for 27 years and held various senior positions including Plant Manager of the Hot Strip Plant and the First Deputy General Manager and Chief Engineer of Wuhan Iron & Steel Complex. Mr. Liu join Angang Holding in 1994 as the General Manager. He is also an Alternate Member of the 16th Congress and a Representative in the 10th National People's Congress. He is a Senior Engineer and Fellow of the PRC Faculty of Engineering. Mr. Liu has been awarded the title of Technology Progress Reward by the Ho Leung Ho Li Foundation (何梁何利基金科技進步獎) and Specialist with Outstanding Contribution to the State (對國家有突出貢獻的專家獎) by the PRC government in 1998. He has also received several National Science Progress Awards from the PRC government and enjoyed special government subsidy. Mr. Liu graduated from Wuhan Institute of Iron and Steel with a Bachelor's degree and from the postgraduate program of Beijing Institute of Iron and Steel in metallurgical engineering.

Mr. Yang Hua, aged 41, is the Deputy Secretary to the Party Committee of Angang Holding. Mr. Yang graduated from the Faculty of Philosophy of Beijing University in 1990 with a Master's degree. He joined Angang Holding in the same year and had been a Deputy Head of the Education Division of Angang Party School, Deputy Secretary to the Party Committee of Iron Smelting Plant and Half Continuous Rolling Plant of Angang Holding, Secretary to the Party Committee of Iron Smelting Plant of Angang Holding, the Head of Angang Holding Office, Assistant to General Manager of Angang Holding the Deputy.

Mr. Cai Denglou, aged 58, is the Deputy General Manager of Angang Holding. Mr. Cai graduated from Beijing Institute of Iron and Steel with a Bachelor's degree in metallurgical engineering in 1967. He joined Angang Holding in 1983 and has been a Deputy Manager and the Manager of Angang Construction Company (鞍鋼建設公司), and Assistant to General Manager and the Head of the Facility Division of Angang Holding.

Mr. Yao Lin, aged 38, is the General Manager of the Company. Mr. Yao joined Angang Holding in 1988 and has held various positions including Assistant to Plant Manager, Deputy Plant Manager and Plant Manager of Cold Rolling Plant. Mr. Yao graduated from Dalian Polytechnic University with a Master's degree in business administration.

Mr. Li Zhongwu, aged 40, is the Deputy General Manager of the Company. Mr. Li graduated from the Faculty of Steel Smelting of Anshan Institute of Iron and Steel in 1987 with a Bachlor's degree. He joined Angang in the same year and had been a Deputy Plant Manager and the Plant Manager of Steel Smelting Plant of Angang Holding, a Deputy General Manager of Angang International Trading Company (鞍鋼國貿公司) and the Head of the Steel and Iron Sales Department.

Ms. Zhang Lifen, aged 38, is a Director and the Deputy General Manager of the Company. Ms. Zhang joined Angang Holding in 1986 and has been Assistant to Plant Manager, Deputy Plant Manager, Acting Plant Manager and Plant Manager of Wire Rod Plant of Angang Holding. Ms. Zhang graduated and received a Master's degree in metallurgical material engineering from Beijing Science and Technology University.

Mr. Fu Jihui, aged 51, is the Deputy General Manager and the Company Secretary of the Company. Mr. Fu joined Angang Holding in 1969 and has held various positions including Deputy Manager of the Finance and Accounting Department. Mr. Fu graduated with a Master's degree in industrial accounting from Northeastern University of Finance and Economics.

Mr. Fu Wei, aged 43, is the Deputy General Manager of the Company. He graduated from the Anshan Institute of Iron and Steel with a Bachelor's degree in hydrokinetics control in 1982 in which he joined Angang. He once worked as an Assistant to the Plant Manager of Cold Rolling Plant of Angang Holding; Chairman of the union; Deputy Head, Head and Assistant to the General Manager of the Facility Division of Angang New Steel.

Non-executive Director

Mr. Yu Wanyuan, aged 42, is a Director of the Company and Deputy General Manager of Angang Holding. Mr. Yu joined Angang Holding in 1998. Mr. Yu graduated from Northeast University with a Bachelor's degree in mechanical engineering. He studied at the Economic College of Xiamen University in 1984 and obtained a second Bachelor's degree in engineering management from Northeast University in 1990. Mr. Yu held the positions of Deputy Director of Financial Department of Northeast University, Accounting Director of Shenyang Xinji Real Estate Development Company, Deputy Chief Accountant of Northeast University, Assistant to General Manager, Deputy Chief Accountant and Head of the Department of Finance and Accounting of Angang Holding.

Independent Directors

Mr. Yao Welding, aged 56, is currently the Deputy General Manager of Air China Holdings. Mr. Yao graduated from the Central Party College with a Bachelor's degree in economics management. He once worked as the Deputy Head of the Finance Division; Director of Auditing Department; Deputy Head, Head and General Manager of the Sales Division of Wuhan Iron and Steel Company; General Manager of a sales company; Deputy Head of the Economic Regulation Department of the Ministry of Metallurgical Industry; Managing Governor of the Metallurgical Accounting Association; Deputy Director of Office 26 of the Inspection Commission of the State Council; Deputy Director of Office 15 of the Supervisory Committee of the Central Enterprises Working Committee of the Central Communist Party; and Chief Accountant of Air China.

Mr. Wang Linsen, aged 65, is currently a consultant to the Metallurgical Legal Centre. Mr. Wang graduated from the Faculty of Physics of the Beijing Teacher's Institute. He once worked as a technician and a supervisor of the Beijing Institute of Iron and Steel; Secretary, Deputy Supervisor and Supervisor of the Office of the Ministry of Metallurgical Industry; Deputy Head and Head of the System Reform Department of the Ministry of Metallurgical Industry; Head of Legal System Reform of the Ministry of Metallurgical Industry; Supervisor of the Metallurgical Legal Centre; Deputy Governor of China Metallurgical Enterprises Management Association; and a member of the Experts Committee of China Xinda Assets Management Company.

Mr. Liu Yongze, aged 53, is currently the dean of the accounting faculty of Dongbei Finance and Economics University. Mr. Liu graduated from the accounting faculty of Dongbei Finance and Economics University with a Doctor's degree. Mr. Liu was a professor, vice officer and officer of the accounting faculty of Dongbei Finance and Economics University.

Mr. Francis Li Chak Yan, aged 36, is currently a partner of Paul, Hastings, Janofsky & Walker LLP in association with Koo and Partners. He graduated from the City University of Hong Kong in Hong Kong laws with a Bachelor's degree (upper second honour) in law. He was a lawyer at Coudert Brothers and vice president of Singapore Development Asia Financing Co., Ltd.

Angang New Steel Company Limited
Board of Directors

31 March 2003

ANNOUNCEMENT REGARDING RESOLUTIONS PASSED AT THE EIGHTH MEETING OF THE SECOND SUPERVISORY COMMITTEE

Angang New Steel Company Limited held its eighth meeting of the second Supervisory Committee at the Conference Room of Angang Dong Shan Hotel on 31 March 2003. There were 3 eligible supervisors who should attend the meeting and all of the 3 supervisors attended the meeting. It has complied with the relevant provisions of the Company Law and the Articles of Association of the Company. Mr. Qi Cong, Chairman of the Supervisory Committee, acted as the Chairman of the meeting, at which the following resolutions were considered and approved:

1. the report of the supervisory committee for 2002;
2. the remuneration of the supervisors of the Company for 2002; and
3. the election of the third supervisory committee.

Angang New Steel Company Limited
Supervisory Committee

31 March 2003

Appendix: Biography of the nominees

Mr. Qi Cong, aged 57, is a member of the senior management of Angang Holding. Mr. Qi joined Angang in 1970 and has held various positions including Deputy Plant Manager of the Oxygen Plant, Plant Manager of the Gas Plan and Manager of the Corporate Legal Department of Angang. Mr Qi is a senior engineer and has extensive experience in production and corporate management. Mr. Qi graduated from Qing Hua University with a Bachelor's degree.

Mr. Zhou Fa, aged 57, is the Chairman of the Labour Union of the Company. Mr. Zhou joined Angang Holding in 1985. He graduated from Institute of International Studies majoring in foreign diplomatic relations.

Mr. Xing Guibin, aged 43, is the secretary to a branch of the Party of the Company in the continuous casting operation area. He graduated from Liaoning Institute of Workers' Movement with post-secondary qualifications. He joined Angang Holding in 1981 and had been a worker, supervisor and chief of ovens, deputy supervisor and supervisor of workshops, etc. He was recognized as a model labor worker in the national metallurgical industry in 1994 and a national model labor worker in 1995, and granted a national outstanding person award by the central government in 1996.